EXHIBIT 32


CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350


In connection with the Annual Report of Stage Stores, Inc. (the "Company") on Form 10-K for the year ended January 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Andrew T. Hall and Edward J. Record, Chief Executive Officer and Chief Financial Officer, respectively, of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 30, 2009

/s/ Andrew T. Hall
Andrew T. Hall
Chief Executive Officer

/s/ Edward J. Record
Edward J. Record
Chief Financial Officer